

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Mitchell Gaynor
Chief Administration and Legal Officer
Marvell Technology, Inc.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

  Re: Marvell Technology, Inc.
  Amendment No. 1 to Registration Statement on Form S-4
  Filed February 3, 2021
  File No. 333-251606

Dear Mr. Gaynor:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   Please revise to update the Item 403 disclosure to a more recent date.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Jean Yu, Staff Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing